GAMA COMPUTER CORPORATION
                            25422 Trabuco Road 105-y
                          Lake Forest, California 92630

                          Commission File No.: 1-16187

                               -----------------

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                               -----------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


This Information Statement (the "Information Statement") is being mailed on or about October 12, 2001, to the holders of record on October 10, 2001, of the shares of the common stock, $0.0001 par value (the "Common Stock"), of Gama Computer Corporation, a Delaware Corporation (the "Company") and of the shares of Series A Convertible Preferred Stock, $0.0001 par value (the "Preferred Stock"). It is being furnished in connection with the election of certain designees to the Board of Directors of the Company.

On September 24, 2001, the Company; the Company's then principal shareholder, Andrew Hromyk ("Mr. Hromyk"); the Company's wholly-owned subsidiary, Bluebook Acquisitions Corp., a Nevada corporation ("Acquisitions"); The Bluebook International, Inc., a Nevada corporation ("Target"); and Target's shareholders, Mark A. Josipovich, Daniel T. Josipovich, Daniel E. Josipovich, and Dorothy E. Josipovich (collectively, the "Target's Shareholders"), entered into that certain Agreement and Plan of Merger, dated September 24, 2001, a copy of which is attached hereto as Exhibit "A" and incorporated herein by this reference (the "Agreement"). Pursuant to the Agreement, the Target's Shareholders acquired an aggregate of 10,900,000 shares of the Company's common stock issued by the Company (the "Transaction") in exchange for all of the outstanding Common Stock of Target, consisting of 7,083,332 shares. Additionally, pursuant to a provision of the Agreement, Mr. Hromyk returned to treasury 6,400,000 shares of Common Stock of the Company. The closing of the Transaction was effective on October 1, 2001 (the "Closing").

Pursuant to the Agreement, Acquisitions and Target merged and Acquisitions survived in accordance with that certain Certificate of Merger filed with the Nevada Secretary of State on October 4, 2001. Acquisitions thereupon changed its name to "The Bluebook International, Inc."

The  Company's  Board of Directors and the Target's Shareholders agreed to elect the following persons (each, a "Designee") to the Board of Directors of the Company to be effective on or about October 21, 2001: (1) Mark A. Josipovich,
                                               --
(2) Daniel T. Josipovich, (3) Clinton L. Hubbard, (4) Paul D. Sheriff, and (5) David Campatelli. At the same time, Mr. Hromyk agreed to resign as an officer and director of the Company, effective as of the same date.

No action is required by the shareholders of the Company to conclude the Transaction or in connection with the appointment of each Designee to the Board and the resignation of Mr. Hromyk as the Company's sole director. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to mail to the Company's shareholders the information contained in this Information Statement prior to a change in a majority of the Company's directors. This is because the change in control is not being effected at a meeting of the Company's shareholders.

The principal executive office of the Company is currently located at 25422 Trabuco Road 105-Y, Lake Forest, California 92630. Effective as of October 22, 2001, the principal executive office of the Company will be moved to 21098 Bake Parkway, Suite 100, Lake Forest, California 92630-2163.

PREFERRED  STOCK

The Company issued 2,050 shares of Class A Convertible Preferred Stock ("Preferred Stock") at Closing.

COMMON  STOCK

The shares of Common Stock and Preferred Stock are the only classes of voting securities of the Company outstanding. They are each entitled to one vote.
Subsequent to the Closing and as of October 2, 2001, there were 12,911,137 shares of Common Stock outstanding and 2,050 shares of Preferred Stock outstanding.

RIGHT  TO  DESIGNATE  DIRECTORS;  THE  DESIGNEES

The Board of Directors of the Company currently consists of one (1) member. The director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. Pursuant to the Agreement, the number of members of the Company's Board of Directors will be increased to five; the current director of the Company will name each Designee to the Board and will then resign. Each Designee has agreed to act as a director.

The Designees may take office at any time following the Closing, but not less than ten (10) days after the Company files this Information Statement with the Securities and Exchange Commission and transmits it to holders of record of the Company's Common Stock who would be entitled to vote at a meeting for election of directors, and that, upon assuming office, the Designees will thereafter constitute the Company's Board of Directors.

DESIGNEE

The following table sets forth the full name, present principal occupation or employment, five-year employment history and certain other information concerning the Designees:

NAME                   AGE      POSITION

Mark A. Josipovich     34       Director, Chief Executive Officer, President and
                                Secretary

Mr. Josipovich will serve as a Director of the Company and as an Officer in each of the following positions: Chief Executive Officer, President and Secretary.

Mr. Josipovich was the President, Secretary and Chief Executive Officer of Target prior to the Transaction. Prior to December 2000, Mr. Josipovich worked with The Bluebook for over 20 years and served as the Director of Marketing prior to the sale of The Bluebook's products to Target in December 2000.

NAME                     AGE         POSITION

Daniel T. Josipovich     35          Director  and  Chief  Operating  Officer

Daniel T. Josipovich will serve as a Director of the Company and as the Chief Operating Officer.
Mr. Josipovich served as the Chief Operating Officer of Target prior to the Transaction. Prior to December 2000, Mr. Josipovich worked with The Bluebook for over 20 years, where he developed The Bluebook's most innovative products that were sold to Target in December 2000.

NAME                    AGE         POSITION

Clinton L. Hubbard                  Director

Mr. Hubbard will serve as a Director of the Company.

Since 1978, Mr. Hubbard has been practicing law as a trial attorney specializing in business disputes involving corporate, partnership and other business entities, as well as all aspects of real estate litigation. Mr. Hubbard received his Bachelor of Arts from the University of Virginia in 1969 and his Juris Doctorate degree from The College of William and Mary in 1974. He is a member of the State Bar of Colorado and the State Bar of California.

During the past five years, Mr. Hubbard has served as Executive Vice President of Pleion Corporation, a furniture manufacturing company, and guided Pleion through a successful Chapter 11 bankruptcy reorganization. In addition, he was a Director of Bad Toys, Inc., a motorcycle manufacturing company that during his tenure as Director merged with a computer software company.

Mr. Hubbard also served in the U.S. military from 1970 through 1990 as an Infantry Officer, Judge Advocate, Reserve Officer and a Lieutenant Colonel.

NAME                  AGE          POSITION

Paul D. Sheriff       38           Director

Mr. Sheriff will serve as a Director of the Company.

Paul has over 17 years' experience programming business applications. Mr. Sheriff is proficient in Visual Basic and is considered one of the leading Visual Basic programmers in the industry. Mr. Sheriff has been very active in the Visual Basic community, serving as the President of the Orange County Visual Basic User Group. He has written over 60 articles for many different publications on such topics as Visual Basic 3, 4, 5, 6 and VB.NET, and is a contributing editor to Advisor magazine. Mr. Sheriff is the author of the QUE book Paul Sheriff Teaches Visual Basic 6.0. He also speaks at the Advisor
      ------------------------------------------
Publications Developer's Conferences, Microsoft Tech-Ed and Microsoft Developer Days. Mr. Sheriff currently is the Microsoft DevDays Regional Director for Southern California.

Over the years Mr. Sheriff has been a featured speaker with many different training companies. He has taught Visual Basic and SQL Server all across the country and even all over the world. Mr. Sheriff also has over 70 training videos on Visual Basic, SQL Server, Introduction To Computer Programming and Web Application Development.

In 1991, Mr. Sheriff founded PDSA, Inc., a computer consulting company specializing in high quality custom software. PDSA, Inc. is a Microsoft Certified Partner. Since founding PDSA, Inc., Mr. Sheriff and his team have consulted in many different industries such as aerospace, real estate, medicine, hotels and government.

Mr. Sheriff received his MIS degree from California State University, Long Beach, and supplemented this with specialized courses at McDonnell Douglas and other outside training courses. Mr. Sheriff taught C language programming for two years at McDonnell Douglas, and also served as an instructor with Application Developers Training Company and TREK Services.

NAME                    AGE         POSITION

David M. Campatelli     34          Director

Mr. Campatelli will serve as Director of the Company.

Mr. Campatelli is currently a Spanish and English Instructor at Long Beach Unified School District, Long Beach, California. Mr. Campatelli also currently serves as a Teacher and Consultant with the California Reading and Literature Project in San Diego, California, and lectures, teaches and trains for primary language institutes throughout the State of California.

Since 1993, Mr. Campatelli has been a Consultant to Toscana Incorporated, Fountain Valley, California. Toscana Incorporated is an international import/export firm responsible for presentation of company lines at national and international trade shows and conventions, and conducts multilingual negotiations with suppliers and distributors with international accounts.

Mr. Campatelli is fluent in English, Italian, French and Spanish and has a working knowledge of German, Portuguese, Hebrew and Latin. He currently serves with the Professional Tutors of America in Yorba Linda, California, providing professional tutoring in Italian, French and Spanish as well as writing, study skills and history.

Mr. Campatelli received his Bachelor of Arts degree from Loyola Marymount University in 1999, his Master of Arts degree in Political Science from California State University, Long Beach, California in 1991, his CA ABA Paralegal Certification from the Coastline Community College, Fountain Valley, California in 1992, his Juris Doctor degree from the University of West Los
Angeles Law School, Los Angeles, California in 1995, and his Bilingual Clad Teaching Credentials from the California State University, Dominguez Hills, California in 2001.

Mr. Campatelli has experience in almost all phases of the delivery of products to both foreign and domestic markets.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Pursuant to the provisions of the Company's Bylaws, each of the Company's current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current directors and executive officers are set forth below.

NAME                  AGE         POSITION                   DIRECTOR SINCE

Andrew  Hromyk        35          Director, President        September 2001

Since November 1993, Mr. Hromyk has been the President of Century Capital Management Ltd., a financial and business consulting firm located in Vancouver, British Columbia. From 1984 through 1989, Mr. Hromyk studied Economics at the University of Hawaii and the University of British Columbia.

During the past five years, Mr. Hromyk has held positions from time to time in various other public and private companies. These companies have been engaged in a variety of industries including, telecommunications, software development, environmental remediation, natural resource exploration, cleaning supplies distribution and entertainment. Some of Mr. Hromyk's positions were also in holding companies. In each of these companies, Mr. Hromyk has served as director and provided financial direction and strategic guidance.

Other than as set forth herein, there are no agreements or understandings for the Company's officers or directors to resign at the request of another person, and the Company's officers and directors are not acting on behalf of or will act at the discretion of any other person.

MEETINGS  AND  COMMITTEES  OF  THE  BOARD  OF  DIRECTORS

The Company does not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the year ended December 31, 2000, the Board of Directors held no meetings and did not act by written consent.

Directors who are full-time employees of the Company receive no additional compensation for services as Directors. There are currently no Directors who are full-time employees of the Company. The Company has been advised that Messrs. Mark Josipovich and Daniel T. Josipovich will be full-time employees of the Company.

COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

EXECUTIVE  COMPENSATION

The following table sets forth in summary form the compensation received by the person serving as the Company's Chief Executive Officer during the years ended
December 31, 2000 and 1999. No other executive officer of the Company received compensation in excess of $100,000 during these years.

                                  ANNUAL  COMPENSATION                   LONG TERM COMPENSATION
                        ---------------------------------------  --------------------------------------
(a)                      (b)      (c)      (d)         (e)              (f)                 (g)
Name and Principal      Year    Salary    Bonus   Other Annual   Restricted Stock        Securities
Position                                          Compensation        Awards        Underlying/ Options

Pedro Villagran Garcia   2000  $  20,500      --          --                   (1)             200,000
President                1999         --      --   $  34,000(2)                (1)                  --

----------------

(1) During the period covered by this table, the Company issued an aggregate of 2,210,500 shares of restricted common stock to Mr. Villagran as compensation for securities. A portion of this stock was subsequently sold to a third party in a private transaction
(2)  Represents  consulting  fees  paid  to  a  corporation  controlled  by  Mr.
Villagran.


For the year ending December 31, 2001, the Company has entered into employment agreement with each of Mark A. Josipovich and Daniel T. Josipovich. Mark A. Josipovich's employment agreement relates to his position as President, Chief Executive Officer and Secretary of the Company, and calls for an annual salary of $180,000. Daniel T. Joispovich's employment agreement relates to his position as Chief Operating Officer of the Company, and calls for an annual salary of $180,000.

COMPENSATION  OF  DIRECTORS

During the fiscal year ending December 31, 2000, other than as described herein, no other officer or director received any type of compensation from our Company for serving as such. No arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

The Board of Directors has terminated all bonus or incentive plans, no plans are currently in effect, nor are there presently any understandings in place concerning additional compensation to the Company's officers and directors.

SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

The following tables set forth the number of shares, based on information obtained from the persons named below, of (I) the Common Stock of the Company beneficially owned as of October 1, 2001 by (i) owners of more than 5% of the Company's Common Stock and, (ii) all officers and directors of the Company individually and as a Group and (II) the Common Stock of the Company to be beneficially owned as of the date of the Closing by (i) owners of more than 5% of the Company's Common Stock and (ii) all officers and directors of the Company individually and as a Group.

I.     PRIOR  TO  CLOSING  OF  THE  TRANSACTION:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:

NAME  AND  ADDRESS                    AMOUNT AND NATURE             PERCENT OF
OF BENEFICIAL OWNER                   OF BENEFICIAL OWNER           CLASS

Andrew  Hromyk                          6,487,500                   77.1%
Suite 215, 2438 Marine Drive
West Vancouver,  BC V7V 1L2

Pedro Villagran Garcia                    723,050                    5.6%
Galeana 22
Hermosillo, Sonora
Mexico CP 83260

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:

NAME  AND  ADDRESS                    AMOUNT AND NATURE             PERCENT OF
OF BENEFICIAL OWNER                   OF BENEFICIAL OWNER           CLASS

Andrew  Hromyk                          6,487,500                   77.1%
Suite 215, 2438 Marine Drive
West Vancouver, BC V7V 1L2

All Officers and Directors
as a Group (1 person)                   6,487,500                   77.1%

II.     SUBSEQUENT  TO  CLOSING  OF  THE  TRANSACTION:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:

NAME  AND  ADDRESS                    AMOUNT AND NATURE             PERCENT OF
OF BENEFICIAL OWNER                   OF BENEFICIAL OWNER           CLASS

Mark  A.  Josipovich                    2,725,000                   21.1%
25422 Trabuco Road 105-Y
Lake Forest, CA 92630

Daniel  T.  Josipovich                  2,725,000                   21.1%
25422 Trabuco Road 105-Y
Lake Forest, CA 92630

Dorothy  E.  Josipovich                 2,726,000                   21.1%
25422 Trabuco Road 105-Y
Lake Forest, CA 92630

Daniel  E.  Josipovich                  2,726,000                   21.1%
25422 Trabuco Road 105-Y
Lake Forest, CA 92630

Pedro Villagran Garcia                    723,050                    5.6%
Galeana  22
Hermosillo, Sonora
Mexico CP 83260

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:

NAME  AND  ADDRESS                    AMOUNT AND NATURE             PERCENT OF
OF BENEFICIAL OWNER                   OF BENEFICIAL OWNER           CLASS

Mark  A.  Josipovich                    2,725,000                   21.1%
25422 Trabuco Road 105-Y
Lake Forest, CA 92630

Daniel  T.  Josipovich                  2,725,000                   21.1%
25422 Trabuco Road 105-Y
Lake Forest, CA 92630

All Officers and Directors
as  a  Group  (2  people).              5,450,000                   42.2%

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons who own more than 10% of the Common Stock of the Company ("Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

To the best knowledge of the Company, no Reporting Person was delinquent with their Exchange Act Section 16(a) reporting requirements during the most recent fiscal year.

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

Pursuant to the provisions of the Agreement, the Target's Shareholders have acquired an aggregate of 10,900,000 out of the 12,911,137 shares of the Company's outstanding common stock and therefore they are deemed to control the Company. The Designees intend that the Company will oversee the ongoing business of the Target through the Company's control of Acquisitions.

The promissory notes orginally held by Pablo Garcia in the aggregate amount of $37,963.00 have been assigned to Century Capital Management Ltd., an affiliate of Mr. Andrew Hromyk.

Pursuant to certain Employment Agreements by and between Acquirer and each of Mr. M. Josipovich and Mr. D. Josipovich (the "Employment Agreements"), these two Designees will serve as Officers of Acquisitions for a two-year term beginning October 1, 2001, with provision for automatic renewals of successive one-year periods. The Designees intend that Acquisitions' obligations under the Employment Agreements be assumed by the Company and that the Officers of Acquisitions act as the Officers of the Company and Acquisitions pursuant to the Employment Agreements.

Other than with respect to this Transaction, and the transaction described above, during the last two years, no director or executive officer of the Company, any nominee to election as a director, or any person known to the Company to own of record or beneficially more than 5% of the Company's Common Stock or any member of the immediate family of any of the foregoing persons had, or will have, any direct or material interest in any transaction or series of similar transactions to which the Company or any of its subsidiaries, was or is to be a party, in which the amount involved exceeds $60,000.

Dated:  October 12, 2001

GAMA  COMPUTER  CORPORATION


By:  /s/  Andrew  Hromyk
   ---------------------
   Andrew  Hromyk, Director